Exhibit (d)(3)

CONFIDENTIAL DISCLOSURE AGREEMENT

This Confidential Disclosure Agreement (this “Agreement”), effective as of January 26, 2022 (the “Effective Date”), is by and between Radius Health, Inc., together with its Affiliates (“Radius”), with an address of 22 Boston Wharf Road, 7th Floor, Boston, MA 02210, United States and Gurnet Point Capital, LLC, together with its Affiliates (“GPC”), with an address of 55 Cambridge Parkway, Suite 401, Cambridge, MA 02142.

In connection with a possible business relationship between the parties, each party intends to disclose certain Confidential Information to the other party. The purpose of such disclosure is to enable each party to (i) evaluate the proposed business relationship and (ii) conduct any ensuing business arrangement that is actually conducted by the parties without the benefit of a further agreement governing the treatment of Confidential Information.

In consideration of each party making such confidential information available to the other party, the parties hereby agree as follows:

1.	Definitions.

1.1

“Affiliate” means with respect to a Person, any Person that directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such first Person. “Control” and, with correlative meanings, the terms “controlled by” and “under common control with” mean (a) the power to direct the management or policies of a Person, whether through ownership of voting securities or by contract relating to voting rights or corporate governance, resolution, regulation or otherwise, or (b) to own 50% or more of the outstanding voting securities or other ownership interest of such Person.

1.2

“Confidential Information” means any scientific, technical, or business information furnished by or on behalf of one party (the “Disclosing Party”) to the other party (the “Receiving Party”) in connection with the proposed business relationship regardless of whether such information is specifically designated as confidential and regardless of whether such information is in written, oral, electronic, or other form. Such Confidential Information may include, without limitation, a Disclosing Party’s or its Affiliates’ trade secrets, know-how, inventions, technical data, specifications, testing methods, business or financial information, research and development activities, product and marketing plans, customer and supplier information, and other third-party confidential information.

1.3

“Person” means an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, incorporated association, joint venture or similar entity or organization, including a government or political subdivision, department, or agency of a government.

2.	Obligations. The Receiving Party agrees that it shall:

a)

maintain all Confidential Information in strict confidence, except that the Receiving Party may disclose or permit the disclosure of any Confidential Information to its and its Affiliates’ directors, officers, employees, agents, consultants, and advisors, as applicable, who are obligated to maintain the confidential nature of such Confidential Information and who need to know such Confidential Information for the purposes set forth in this Agreement;

b)	use all Confidential Information solely for the purposes set forth in this Agreement;

c)

allow its and its Affiliates’ directors, officers, employees, agents, consultants, and advisors, as applicable, to reproduce the Confidential Information only to the extent necessary to affect the purposes set forth in this Agreement, with all such reproductions being considered Confidential Information;

d)

take all reasonable measures to protect the secrecy of, and avoid disclosure of, access to, or use of, Confidential Information in order to prevent it from falling into the public domain or the possession of persons other than those persons authorized under this Agreement to have any such information and avoid the use of or access to such information for any purpose other than those set forth in this Agreement, which measures shall include, but not be limited to, the same degree of care that the Receiving Party utilizes to protect its own Confidential Information, which shall be no less than reasonable care;

e)	use and store any personal data provided by the Disclosing Party in accordance with applicable data protection laws and regulations; and

f)

promptly notify the Disclosing Party in writing of any actual or suspected misuse, misappropriation or unauthorized disclosure of Confidential Information which may come to Receiving Party’s attention.

This Agreement shall remain in effect for a period of three (3) years from the Effective Date and may be extended upon mutual written agreement by the parties (the “Term”). The obligations set forth herein shall remain in effect for a period of three (3) years following expiration of the Term, provided, however, that the obligations as they relate to any trade secret shall remain in effect for as long as the status of the trade secret remains. The Receiving Party shall be liable for any breach of this Agreement by its or its Affiliates’ directors, officers, employees, agents, consultants, and advisors to whom such Confidential Information is disclosed.

3.

Exceptions. The obligations of the Receiving Party under Section 2 above shall not apply to the extent that the Receiving Party can demonstrate by its written records that certain Confidential Information:

a)	was in the public domain prior to the time of its disclosure under this Agreement;

b)	entered the public domain after the time of its disclosure under this Agreement through means other than an unauthorized disclosure resulting from an act or omission by the Receiving Party;

c)	is or was independently developed or discovered by or for the Receiving Party without use of or reference to the Disclosing Party’s Confidential Information; or

d)

is or was disclosed to the Receiving Party at any time, whether prior to or after the time of its disclosure under this Agreement, by a third party having no fiduciary relationship with the Disclosing Party and having no obligation of confidentiality with respect to such Confidential Information.

4.

Permitted Disclosure. The Receiving Party may disclose that portion of the Confidential Information that is required to be disclosed to comply with applicable laws or regulations, or with a court or administrative order, provided that the Disclosing Party receives prior written notice of such disclosure and that the Receiving Party takes reasonable and lawful actions, at the Disclosing Party’s sole expense, to obtain confidential treatment for such disclosure and, if possible, to minimize the extent of such disclosure.

5.

Ownership and Control. The Receiving Party acknowledges that the Disclosing Party (or any third party entrusting its own confidential information to the Disclosing Party) claims ownership of the Confidential Information disclosed by the Disclosing Party and all patent, copyright, trademark, trade secret, and other intellectual property rights in, or arising from, such Confidential Information. No option, license, or conveyance of such rights to the Receiving Party is granted or implied under this Agreement. If any such rights are to be granted to the Receiving Party, such grant shall be expressly set forth in a separate written instrument.

6.

Insider Trading. The Receiving Party is aware, and it will advise its and its Affiliates’ directors, officers, employees, agents, consultants, and advisors, as applicable, who have access to any Confidential Information, of the restrictions imposed by the United States securities laws, and the equivalent laws of the country in which such directors, officers, employees, agents, consultants, affiliates and advisors reside, on the purchase or sale of securities by any person who has received material, non-public information from the issuer of such securities and on the communication of such information to any other person when it is reasonably foreseeable that such other person is likely to purchase or sell such securities in reliance upon such information. The Receiving Party shall not use any Confidential Information for the purpose of purchasing or selling securities or otherwise use the Confidential Information for the Receiving Party’s benefit other than for the purpose of this Agreement.

7.

Destruction of Confidential Information. At the request of the Disclosing Party, the Receiving Party shall destroy all originals, copies, and summaries of documents, materials, and other tangible manifestations of Confidential Information in the possession or control of the Receiving Party, except that the Receiving Party, subject to the obligations under this Agreement, (i) may retain one copy of the Confidential Information in a secure location for the sole purpose of monitoring its ongoing obligations in respect of such information and (ii) shall not be required to destroy any copies of Confidential Information that are securely stored in automated electronic backups.

8.

Remedies. The Receiving Party expressly agrees that its obligations set forth in this Agreement are necessary and reasonable in order to protect the Disclosing Party and Disclosing Party’s business and that, due to the unique nature of the Confidential Information, monetary damages would be inadequate to compensate Disclosing Party for any breach by Receiving Party or its representatives. Accordingly, Receiving Party agrees and acknowledges that any such violation or threatened violation shall cause irreparable injury to Disclosing Party and that, in addition to any other remedies that may be available, in law, in equity or otherwise, Disclosing Party shall be entitled (i) to obtain injunctive relief against the threatened breach of this Agreement or the continuation of any such breach by Receiving Party, without the necessity of proving actual damages; and (ii) to be indemnified by Receiving Party from any loss or harm, including but not limited to legal fees and expenses, arising out of or in connection with any breach or enforcement of Receiving Party’s obligations under this Agreement or the unauthorized use or disclosure of any Confidential Information.

9.

Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of, and be binding upon, the respective permitted successors and assigns of both parties. Receiving Party may not assign or transfer any of its rights hereunder, nor delegate any of its duties hereunder, without the prior written consent of the Disclosing Party, and Receiving Party acknowledges and agrees that, absent such prior written consent, any attempted assignment, transfer, or delegation hereunder shall be null, void and of no effect. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties or their respective permitted successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

10.

Data Privacy. As required by applicable laws, each party shall ensure that all employees or independent contractors or agents who will be involved, directly or indirectly, in the implementation of the provisions of this Agreement have granted their written consent to the processing of their personal data by Radius for the purposes of this Agreement and to the possible transfer of this personal data outside their country of residence to the United States of America where different data protection rules apply.

11.

Miscellaneous. This Agreement constitutes the entire agreement of the parties with regard to its subject matter and supersedes all previous and contemporaneous representations, agreements, and understandings, whether oral, written or otherwise, between the Receiving Party and the Disclosing Party with regard to such subject matter. No amendments or additions to this Agreement shall be binding unless in writing and signed by both parties. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but collectively shall constitute one and the same instrument. Counterparts may be signed and delivered by facsimile, or electronic transmission (including by e-mail delivery of .pdf signed copies) each of which will be binding when sent. This Agreement shall be construed and enforced in accordance with the laws of the Commonwealth of Massachusetts without regard to any choice of law principle that would dictate the application of the law of another jurisdiction.

Acknowledged and agreed:

RADIUS HEALTH, INC.		GURNET POINT CAPITAL, LLC

By:	/s/ Rohan Lathia	By:	/s/ Adam Dilluvio

Name:	Rohan Lathia	Name:	Adam Dilluvio

Title:	Senior Director	Title:	Secretary

Date:	January 26, 2022	Date:	January 26, 2022